Exhibit 99.5

Banco do Brasil Embeds Agentic AI into Core Workflows to Strengthen

Relationship Banking and Customer Engagement

Deployment of NiCE Copilot enables relationship managers and banking teams to deliver more personalized, efficient, and compliant service at scale

Hoboken, NJ, July 14, 2026 — NiCE (NASDAQ: NICE) today announced that Banco do Brasil, one of Latin America's largest financial institutions, is leveraging NiCE Copilot to accelerate operational excellence and elevate customer service across its organization. Embedded natively within the unified NiCE CXone AI platform used by relationship managers and banking assistants, NiCE Copilot brings agentic AI-powered guidance and automation into everyday banking workflows. This seamless experience enables employees to work more efficiently, make informed decisions in real time, and deliver personalized compliant customer interactions – all from a single, integrated workspace.

Serving more than 90 million customers, Banco do Brasil continues to invest in technologies that help scale personalized service while maintaining the trust, consistency, and governance required in modern banking. Through NiCE Copilot, the bank is equipping employees with AI-powered capabilities that streamline customer interactions, accelerate decision-making, and provide greater visibility into customer needs and engagement history.

Banco do Brasil is centralizing critical customer service functions into a unified workspace. The solution automatically summarizes customer interactions, surfaces relevant customer history and engagement insights, and analyzes sentiment in real time, transforming fragmented information into actionable intelligence. This enables employees to prepare customer engagements faster, respond more effectively to customer needs, and deliver more consistent service experiences across the organization.

NiCE Copilot also provides contextual guidance during customer interactions, helping employees access the right information at the right moment. By reducing time spent searching across systems and organizing customer data, the solution enables banking professionals to focus more on building customer relationships, identifying service opportunities, and delivering personalized financial support.

In addition to improving efficiency, the deployment supports the bank's commitment to governance and compliance by creating standardized interaction summaries and a traceable record of customer engagements. These capabilities help strengthen operational consistency while supporting the rigorous regulatory requirements of the financial services industry.

The deployment is currently in a pilot phase, with early results demonstrating measurable improvements in productivity, reduced rework, greater consistency in customer interactions, and improved organization of customer information. These early gains reinforce the initiative's potential to further enhance relationship management and service delivery while continuing to operate at scale.

This initiative builds on the ongoing innovation partnership between the two organizations. In 2025, Banco do Brasil integrated WhatsApp into the NiCE CXone platform, creating a centralized, secure, and traceable environment for customer interactions.

“The integration of NiCE Copilot into our service model eliminates the need to switch between multiple systems, enabling our teams to manage customer interactions more efficiently within a single environment,” said Analaura Morais, Head - CRM and Digital Customer Induction, Banco do Brasil. “This is especially significant for professionals managing multiple client relationships, as it accelerates workflows and enhances the overall service experience.”

"By embedding AI directly into the workflows of relationship managers and service teams, Banco do Brasil is transforming how customer relationships are managed," said Dan Belanger, President, NiCE Americas. “By equipping employees with real-time intelligence that improves productivity and helps deliver more meaningful and personalized customer experiences, the result is a more agile and customer-focused banking organization."

About Banco do Brasil

Banco do Brasil is one of the oldest and largest banks in Latin America, serving more than 90 million customers across Brazil with a focus on innovation, security, and relationship banking.

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Ryan Gilligan, +1 551 417-2531, ir@nice.com, ET

Omri Arens, +972 3 763-0127, ir@nice.com, CET

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Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Belanger are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.